Exhibit 99.1

Brooge Energy Limited

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

Period Ended June 30, 2024

(Figures in USD)

	June 30, 2024	June 30, 2023
	(6 Months)	(6 Months)
Revenue	30,237,094	62,912,327
Direct costs	(12,991,029)	(11,142,519)
Gross profit	17,246,065	51,769,808

Other income	124,601	122,516
General and administration expenses	(8,184,740)	(11,984,485)
Finance costs	(12,680,896)	(10,604,446)
Changes in fair value of derivative financial instruments	(238,000)	4,236,668
Change in estimated fair value of derivative warrant liability	212,289	3,827,570
(Loss) / profit for the period	(3,520,681)	37,367,631
Other comprehensive income	Nil	Nil
Total comprehensive (loss) / income for the period	(3,520,681)	37,367,631

Basic and diluted earnings per share	(0.04)	0.42

Adjusted EBITDA	21,051,838	50,399,783

Brooge Energy Limited

Unaudited Interim Condensed Consolidated Statement of Financial Position

As at June 30, 2024

(Figures in USD)

	June 30, 2024	December 31, 2023
ASSETS

Current Assets
Cash and cash equivalents	4,094,160	7,718,655
Restricted bank balance	7,047,291	12,195,847
Trade accounts receivables	10,463	41,592
Inventories	410,200	412,743
Other receivable and prepayments	2,013,608	1,847,968
Total Current Assets	13,575,722	22,216,805

Non-Current Assets
Restricted bank balance	8,500,000	8,500,000
Property, plant and equipment	449,232,614	449,453,242
Derivative financial instruments	5,372,000	5,610,000
Advances to contractor	Nil	204,000
Total Non-Current Assets	463,104,614	463,767,242
Total Assets	476,680,336	485,984,047

LIABILITIES AND EQUITY

Current Liabilities
Borrowings	154,896,134	160,496,134
Trade and accounts payable	34,419,045	40,253,609
Lease liabilities	9,003,395	8,186,624
Derivative warrant liability	101,899	314,188
Contract liabilities	2,980,403	2,539,404
Other payables	132,664,110	130,000,000
Total Current Liabilities	334,064,986	341,789,959

Non-Current Liabilities
Borrowings	1,188,402	1,386,469
Lease liabilities	85,834,436	83,804,690
Employees’ end of service benefits	187,252	112,133
Asset retirement obligation	2,159,444	2,124,299
Total Non-Current Liabilities	89,369,534	87,427,591

Equity
Share capital	8,804	8,804
Share premium	101,777,058	101,777,058
Statutory reserve	680,643	680,643
Accumulated losses	(119,612,476)	(116,091,795)
Shareholder’s account	70,391,787	70,391,787
Total Equity Attributable to the Shareholders	53,245,816	56,766,497
Total Liabilities and Equity	476,680,336	485,984,047

Brooge Energy Limited

Unaudited Interim Condensed Consolidated Statement of Cash Flows

Period Ended June 30, 2024

(Figures in USD)

	June 30, 2024	June 30, 2023
	(6 Months)	(6 Months)
Cash Flows from Operating Activities

(Loss) / profit for the period	(3,520,681)	37,367,631

Adjustments for:
Depreciation of property, plant and equipment	6,324,765	6,325,285
Interest on borrowings	8,361,403	8,952,688
Interest on BIA litigation	2,664,110	Nil
Interest on lease liabilities	1,571,057	1,543,341
Provision for employees’ end of services benefits	76,427	180,867
Changes in fair value of derivative financial instruments	238,000	(4,236,668)
Asset retirement obligation - accretion expense	35,146	34,019
Expected credit losses of trade accounts receivables	150,994	3,313,538
Change in estimated fair value of derivative warrant liability	(212,289)	(3,827,570)
Write-off of trade accounts and other receivables	272,257	927,519

Changes in operating assets and liabilities
Increase in trade accounts receivables, other receivable and prepayments	(557,762)	(17,332,992)
Decrease / (increase) in inventories	2,543	(24,695)
Decrease in trade and accounts payables	(684,808)	(5,920,283)
Increase in contract liabilities	440,999	272,878
Payment of employees’ end of services benefits	(1,308)	(30,629)
Net cash flows from operating activities	15,160,853	27,544,929

Cash Flows from Investing Activities

Changes in restricted bank account	148,499	152,261
Purchase of property, plant and equipment	(2,087,349)	(7,530,827)
Net cash flows used in investing activities	(1,938,850)	(7,378,566)

Cash Flows from Financing Activities

Repayment of borrowings	(7,198,067)	(7,198,067)
Interest paid on borrowings	(7,094,324)	(7,703,067)
Payment of lease liabilities	(2,554,107)	(2,503,822)
Net cash flows used in financing activities	(16,846,498)	(17,404,956)

Net change in cash and cash equivalents	(3,624,495)	2,761,407
Cash and cash equivalents at beginning of the period	7,718,655	940,925
Cash and cash equivalents at end of the period	4,094,160	3,702,332

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